SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated September 13, 2006, of 'Director/PDMR Shareholding'

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish  Power plc ("the  Company")  announces  that on 11 September  2006,  the following  Directors/Persons  Discharging  Managerial
Responsibility,  purchased  Partnership  Shares and were  awarded  Matching  Shares  under the Inland  Revenue  approved  ScottishPower
Employee  Share  Ownership  Plan  (ESOP).  The Shares were  purchased/allocated  at £6.29 per share  under the terms of the ESOP.  As a result of these awards,  the Company was notified today, that the individual  interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                            Partnership Shares      Matching Shares              Total Interest in
                            Ordinary Shares of      Ordinary Shares  of          Ordinary  Shares of 42p
                            42p                     42p                          each following this
                                                                                 notification*

John Campbell               20                      7                            15,700
Stephen Dunn                20                      7                            24,942
Willie MacDiarmid           20                      7                            29,215
Susan Reilly                20                      7                            14,914
David Rutherford            20                      7                            13,613

*All less than 1% of the issued share capital

Mrs Sheelagh Duffield

Company Secretary

Telephone: 0141 636 4544

13 September 2006

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: September 13, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary